UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 7, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Immudyne, Inc.

File No. 333-184487 - CF#29139

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Immudyne, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibit 10.8 to a Form S-1 filed on December 5, 2012.

Based on representations by Immudyne, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.8　　　　　　through December 19, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Legal Branch Chief